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SEC FILE NUMBER
8-51330

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
NOV 1 8 2024
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/23 (MM/DD/YY) AND ENDING 09/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CFS SECURITIES, INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 BRIDGEPORT AVENUE SUITE 308
(No. and Street)

SHELTON (City) CT (State) 06484 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael J. Butler (Name) 203-248-1972 (Area Code – Telephone Number) mike@cooperfinservices.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800 (Address) Century City (City) California (State) 90067 (Zip Code)

9/15/2020 (Date of Registration with PCAOB)(if applicable) 6567 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Butler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CFS Securities, Inc, as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Notary Public

GHEORGHE BREAHNA
Notary Public
Connecticut
My Commission Expires Jan 31, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CFS SECURITIES, INC.

Year ended September 30, 2024

CONTENTS

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Borad of Directors and the Stockholder of CFS Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CFS Securities, Inc. (the "Company") as of September 30, 2024, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
November 5, 2024

CFS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2024

	2024
Assets	
Cash	$ 86,087
Commissions receivable	15,459
Prepaid expenses	1,521
Due from Cooper Financial Services, Inc.	55,143
Investments available for sale	27,818
Total Assets	$ 186,028
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 8,700
Accrued income taxes	13,700
Deferred income taxes	1,500
Total liabilities	23,900
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, 1,000 shares issued and 333 outstanding	1,000
Retained earnings	265,271
Additional paid-in capital-treasury stock	(103,476)
Treasury stock, 667 shares	(667)
Total stockholder's equity	162,128
Total Liabilities and Stockholder's Equity	$ 186,028

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENT OF INCOME

For the year ended September 30, 2024

	2024
Revenue and other income:	
Commissions	$ 238,967
Interest income	1,353
Total revenue	240,320
Operating expenses:	
Commissions	140,206
Professional fees	36,016
Licenses, dues and subscriptions	7,022
Insurance	6,863
Other	2,488
Total operating expenses	192,595
Income before income taxes	47,725
Provision for income tax:	
Current	13,407
Deferred	-
	13,407
Net income	$ 34,318

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended September 30, 2024

	Common Stock	Retained Earnings	Additional Paid in Capital-Treasury stock	Treasury Stock	Total
Balance at September 30, 2023	$ 1,000	$ 230,953	($ 103,476)	($ 667)	$ 127,810
Net income	-	34,318	-	-	34,318
Balance at September 30, 2024	$ 1,000	$ 265,271	($ 103,476)	($ 667)	$ 162,128

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended September 30, 2024

Cash flows from operating activities:	
Net income	$ 34,318
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commission receivables	9,320
Prepaid expenses	452
Due from Cooper Financial Services, Inc.	(5,162)
Accounts payable	(10,185)
Accrued income taxes	(400)
Net cash provided by operating activities	28,343
Cash flows from investing activities:	
Purchase of investments available for sale	(1,353)
Net cash used in investing activities	(1,353)
Cash flows from financing activities:	
Principal payments of note payable	(778)
Net cash used in financing activities	(778)
Net change in cash	26,212
Cash at September 30, 2023	59,875
Cash at September 30, 2024	$ 86,087
Supplementary cash flow information:	
Cash paid for income taxes	$ 13,846
Cash paid for interest	$ -

See accompanying notes to financial statements.

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2024

1. **Nature of business and summary of significant accounting policies:**

Nature of business:

CFS Securities, Inc. (the "Company") is a Connecticut C-Corporation located in Shelton, Connecticut. The Company is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC"). The Company is currently registered as a broker-dealer in 11 jurisdictions.

The Company conducts securities business in the following areas: mutual fund retailer, 529 plans, municipal securities broker, and broker or dealer selling variable life insurance or annuities. The Company conducts business directly with third party Product Sponsors.

While the Company receives fees and commissions from various sources, the Company's customers are referred generally by Cooper Financial Services, Inc. ("Cooper"), a related party affiliated by common ownership.

Revenue Recognition

The Company earns commissions from the sale of these policies, an initial up-front (first-year) commission as well as ongoing commissions upon policy renewal, on an annual or other basis. The Company recognizes the first-year commission upon the sale transaction date, because its performance obligation is the sale itself. Commissions on policy renewals are considered variable consideration, due to uncertainties of realization. The Company recognizes renewal commissions in the appropriate period, which corresponds to the Company's performance of its ongoing marketing performance obligations, as well as the satisfaction of the variable consideration uncertainties.

Basis of presentation:

The Company uses the accrual method of accounting for financial statement purposes.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from those estimates.

1. **Nature of business and summary of significant accounting policies** (continued):

Commissions receivable:

Commissions receivable consists of revenues due from investment and insurance companies earned by the Company representatives on which the investment and insurance companies have not paid the Company as of our fiscal year-end.

The Company carries its receivable at net realizable value. On a periodic basis, the Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past bad debt expense and collections and current credit conditions. Management believes that this balance is fully collectable; therefore, an allowance is not needed.

Advertising costs:

The Company expenses advertising costs as they are incurred. No costs were expensed for the year ended September 30, 2024.

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Company files its income tax returns on the cash basis of accounting and uses the accrual basis of accounting for financial reporting.

Management of the Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of September 30, 2024, management does not believe that it has taken any additional tax position that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2024, the Company's federal and state tax returns generally remain open for examination for three years from the date filed.

1. **Nature of business and summary of significant accounting policies** (continued):

Fair value measurement:

Investments are reported at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 - Inputs are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs are based upon other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs are generally unobservable and reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2. **Net capital requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

As of September 30, 2024, the Company had net capital and net capital requirements of $100,090 and $5,000, respectively and its ratio of aggregate indebtedness ($23,900) to net capital was 0.24 to 1.

3. **Investments available for sale:**

The Company's investments are carried at fair value and consist of money market mutual fund which seeks a high level of current income with the preservation of capital and liquidity by investing primarily in cash and U.S. backed securities. The following table presents the Company's available for sale investments.

	September 30, 2024			Fair Value Hierarchy		
Fund	**Cost**	**Unrealized Gain**	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Money Market fund	$27,818	$ -	$27,818	$27,818	$ -	$ -

4. **Income taxes:**

Net deferred tax liability of $1,500 at September 30, 2024 is the result of the differences between the basis of reporting assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities consist of the following as of September 30:

	2024
Deferred tax assets:	
Accounts payable and accruals	$ 3,300
Total deferred tax assets	3,300
Deferred tax liabilities:	
Accounts receivable	(4,400)
Prepaid expenses	(400)
Total deferred tax liability	(4,800)
Net deferred taxes	($ 1,500)

5. **Related party transactions:**

The Company borrows or advances funds on an as needed basis with Cooper. Advances are non-interest bearing and are due on demand. Advances due from Cooper were $55,143 at September 30, 2024.

Cooper has agreed to provide the Company with the benefit and use of shared expenses without making the Company directly or indirectly liable to Cooper for any cost related to the shared expenses. The shared expenses include office, facilities, administrative and personal support. The Company is not subject to ASC 842 due to the short-term exemption.

6. **Concentrations of risk and uncertainties:**

As stated in Note 1, the Company's customers are normally referred by Cooper. Accordingly, the financial results are dependent upon Cooper. As a broker-dealer, the Company receives fees on investments from various sources made by the clients of Cooper. During the year ended September 30, 2024, the Company received 96% of commissions from two sources. The two main commission sources for the Company included American Funds and Nationwide.

Although the Company conducts business through third party Product Sponsors, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is subject to various legal claims and regulatory examinations in the normal course of doing business. Based on information currently available there are no claims or examinations that would have a material effect on the Company's financial position.

7. **Subsequent events:**

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

8. **Recently issued accounting pronouncements:**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASU's").

For the year ending September 30, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the fiscal year ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

CFS SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2024

	2024
Total assets	$186,028
Less: total liabilities	23,900
Net worth	162,128
Less: Non-allowable assets	
Prepaid expenses	1,521
Commissions receivable, unallowable	4,818
Due from Cooper Financial Services, Inc.	55,143
Total	61,482
Tentative net capital	100,646
Less adjustments:	
Haircuts on securities positions	556
Net capital	$ 100,090
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000 minimum net capital requirement)	5,000
Excess of net capital	$ 95,090
Aggregate indebtedness:	$ 23,900
Ratio of total aggregate indebtedness to net capital	0.24 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's most recently filed Form X-17a-5 Part II A Filing as of September 30, 2024.

See Report of Independent Registered Public Accounting Firm

CFS SECURITIES, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

September 30, 2024

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirement for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as mutual fund retailer, municipal securities broker, broker or dealer selling variable life insurance or annuities. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

CFS Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholder of CFS Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CFS Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) CFS Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the fiscal year ended September 30, 2024. CFS Securities, Inc.'s management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFS Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
November 5, 2024

CFS Securities, Inc.
Exemption Report
For the Year Ended September 30, 2024

CFS Securities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund retailer; and (2) municipal securities broker; (3) broker or dealer selling variable life insurance or annuities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CFS Securities, Inc.

I, Michael J. Butler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Michael J Butler

Title: President